Exhibit 99.3

QUANTUM eMOTION CORP.

Management’s Discussion and Analysis

Periods ended December 31, 2025, and 2024

The following management’s discussion and analysis (“MD&A”) of the financial position and results of the operations and cash flows of Quantum eMotion Corp. (the “Company”, “QeM” or “Quantum”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the quarter ended December 31,2025, compared to the same period of the prior year which have been prepared in accordance with International Financial Reporting Standards (IFRS.)

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) in Canada and can be obtained from www.sedarplus.ca.

1.1	FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to, statements relating to the Company’s strategy and action plan, its intellectual property, research and development activities, and financial reporting that reflect management’s current expectations, estimates, projections or assumptions about future events or results. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, without limitation: the Company’s ability to secure future financing (including through the exercise of outstanding stock options and warrants); the risk that ongoing or future research and development may not result in the timely achievement of additional patents; risks inherent in the high-technology industry; and the timing of market readiness and adoption of quantum solutions. These and other risks and uncertainties are described in this MD&A and in the Company’s annual information form and other continuous disclosure documents filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made and, except as required by applicable securities laws, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.2	INCORPORATION AND NATURE OF OPERATIONS

Quantum eMotion Corp. was incorporated under the Business Corporations Act of Ontario on July 19, 2007 and continued under the Canada Business Corporations Act on August 28, 2012.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Qc, H4S 2A4.

On June 28, 2024, the Company established a wholly owned subsidiary, Quantum eHealth Technologies Inc. located at the same address; and on April 10, 2025, the Company established a wholly owned subsidiary in Irvine, California.

The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and commercialization of cybersecurity solutions. (See 1.4 patent summary).

1.3	SENIOR MANAGEMENT CHANGES

The Company appointed Mr. John Young, MBA, as Chief Operating Officer of its newly created subsidiary, Quantum eMotion America, effective April 1, 2025. Mr. Young has over 35 years of experience in cybersecurity and IT operations, having held senior roles at Fortune 50 companies, including IBM and McDonnell Douglas. Notably, he is one of only 11 professionals globally to hold all nine ISC2 cybersecurity certifications. Mr. Young is also a board member of QeM

The Company appointed Ms. Farrah N. Khan, as Senior Vice President of Business Development of its newly created subsidiary, Quantum eMotion America, effective April 1, 2025. Ms. Khan served as Mayor of Irvine-a city recognized as a global innovation hub. During her tenure, she spearheaded initiatives that attracted substantial investments in emerging technologies including artificial intelligence, quantum communications, biotechnology, and cybersecurity. Her vision and leadership helped position Irvine as a magnet for high-impact ventures and Fortune 500 partnerships.

The Company appointed Ms. Helen Woo, as Vice President of Business Development of its newly created subsidiary, Quantum eMotion America, effective April 1, 2025. Ms. Woo brings a distinguished track record in corporate development, with deep expertise in navigating complex financial ecosystems and forging high-impact relationships across the public and private sectors. Her accomplishments have been recognized by the U.S. House of Representatives and the California State Senate, underscoring her leadership and civic engagement. In 2023, she was named Ambassador of the Year by the Greater Irvine Chamber of Commerce, and most recently honored as Ambassador of the Month by the Newport Beach Chamber of Commerce in February 2025.

The Company appointed Mr. Klaus Kepper, CPA, as the Controller / Finance Director of the company on February 10, 2025. Mr. Kepper has over 30 years of experience in senior financial positions, mostly in the health care field. He also holds an MBA from Concordia University.

1.4	COMPANY OVERVIEW AND STRATEGY

RESEARCH AND DEVELOPMENT ACTIVITIES

Technology

Our primary objective is to make our cryptographic solutions, technology accessible as rapidly as possible to potential clients and partners, secure its effectiveness and ensure that the intellectual property is well protected. In order to stay focused on this objective, we are working closely with our partners to maximize the potential and security of our technology. The Company is developing complementary metal-oxide semiconductor (“CMOS”) implementations with l’École de Technologie Supérieure (“ETS”) to ensure greater competitiveness.

On March 17, 2026, QeM announced that it is receiving advisory services and funding of up to $600,000 from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP) to support a research and development project focused on quantum-secure semiconductor technology in collaboration with JMEM Tek

On December 29, 2025, QeM announced a rare convergence of independent audit validation, quantum-attack performance testing, and formal certification progress, underscoring the real-world security performance of its patented quantum entropy technology. The publication of a perfect 100/100 security audit score and 5-Star Confidence Rating achieved by Krown Network and KrownDEX—one of the most stringent third-party security assessments ever completed in decentralized finance—where used entropy is produced by Quantum eMotion’s QRNG2 engine.

On December 15, 2025, QeM announced its integration into Kirq, a quantum communication testbed developed by Numana. The collaboration supports QeM’s ongoing research, testing, and validation of quantum-safe cybersecurity technologies within a collaborative testing environment. The Kirq testbed provides an infrastructure for participating organizations to evaluate quantum and cybersecurity technologies in applied settings. Through its participation, Quantum eMotion will be able to integrate and evaluate its patented Quantum Random Number Generator (“QRNG”) technology alongside other contributors within the Kirq environment.

On December 2, 2025, QeM announced that in conjunction with Aegis Critical Energy Defence Corp. and in partnership with Malahat Battery Technologies, SEETEL New Energy Co., Ltd. of Taiwan, have developed the rugged 10-ft Tough Bhoy™ fully integrated energy storage system. The unit provides resilient, secure power for harsh climates, remote communities, military operations, and critical infrastructure. The system is further reinforced with quantum-secured cybersecurity through QeM’s Canadian-developed platform, protecting against advanced and future threats.

On November 26, 2025, QeM and Exascale Labs Inc. announced a multi-year initiative to integrate quantum-grade cryptographic technology directly into large-scale AI compute infrastructure. The partnership brings together Exascale’s full-stack GPU platform with QeM’s QRNG hybrid technology including cryptographic modules—setting the stage for one of the more secure environments for high-density AI workloads.

On October 23, 2025, QeM along with Energy Plug Technologies and SEETEL New Energy Co. Ltd. announced a strategic alliance to co-develop and commercialize a 261-kilowatt-hour (kWh) fully integrated AC plug-and-play Battery Energy Storage System (BESS) engineered for Arctic and high-resilience environments worldwide.

On October 14, 2025, QeM announced a joint agreement with Energy Plug Technologies Corp. and Malahat Battery Technology Corp. to develop and commercialize quantum—secured energy storage and defence systems for critical infrastructure. This partnership integrates QeM ’s patented technologies with Energy Plug and MBT’s advanced Battery Energy Storage Systems (BESS) and Energy Management Platforms (EMS/PMS) to deliver cyber-resilient, quantum-safe power systems capable of protecting national and industrial energy assets from emerging cyber and post-quantum threats.

On October 6, 2025, announced that QeM has signed a contract with Lightship Security Inc. to conduct FIPS 140-3 validation of its Quantum Crypto Module, a key milestone toward NIST certification.

On September 29, 2025, announced a strategic alliance with Jmem Technology Co., Ltd (Jmem Tek), a Taiwanese IC design company to co-develop a quantum resilient System-on – Chip (SoC). The unique platform generated by this alliance is to integrate three essential layers of protection into a single SoC: QeM’s QRNG; Jmem’s Physical Unclonable Function (PUF); and Nist-aligned Post-Quantum Cryptography (POC) Module.

On September 22, 2025, QeM along with its partner Krown Technologies LLC announced the successful completion of the Qastle Quantum-Safe Hot Wallet. This milestone represents a breakthrough in securing cryptocurrencies and digital assets against both today’s advanced cyber threats and the looming risks of quantum computing.

On July 2, 2025, Krown Technologies LLC, in collaboration with QeM announced that significant progress has been made in the development of two quantum-secure cryptocurrency wallets: the Qastle Quantum Hot Wallet and the Excalibur Quantum Cold Wallet. These advancements mark a pivotal step in safeguarding digital assets against the emerging threats of quantum computing.

On June 26, 2025, QeM announced the completion of an internal quantum simulation project assessing aspects of its cryptographic architecture. The benchmarking project, conducted in collaboration with PINQ², utilized IBM's Qiskit quantum computing framework to simulate Grover's algorithm—a quantum search algorithm known for its theoretical ability to speed up brute-force attacks on symmetric encryption schemes. The analysis focused on evaluating the relative complexity of attacking symmetric encryption algorithms when enhanced with entropy from QeM's proprietary QRNG.

On May 26, 2025, QeM announced the successful completion and validation of its first-generation QRNG chip design. The 65-nm CMOS finalized design has been submitted for fabrication to Taiwan Semiconductor Manufacturing Company (TSMC), a leading global semiconductor foundry.  The chip integrates critical components such as an ultra-low-noise wideband amplifier and a high-precision analog-to-digital converter, both successfully prototyped and validated by academic teams at ÉTS Montréal and the Institut Quantique at Université de Sherbrooke. This significant milestone permits QeM to target the global QRNG chip market was valued at approximately USD 150 million in 2024 and is projected to reach USD 2 billion by 2033, registering a compound annual growth rate (CAGR) of 34.5% from 2026 to 2033.

On January 22, 2025, QeM announced results for its quantum-based hardware wallet, designed to improve security in blockchain and cryptocurrency transactions. Recent studies highlight that this innovative solution reduces the risk of monetary loss by up to 98% compared to conventional hierarchical deterministic (HD) wallets. Announced last July, the wallet leverages QeM’s proprietary QRNG technology and an intelligent key generation scheme, ensuring optimal performance for commercial blockchain applications. It provides a cost-effective and compact solution by reusing hardware components for generating both parent and child keys, thus reducing costs and complexity.

On July 11, 2024, QeM announced that it has obtained the prestigious ISO/IEC 27001:2022 certification, a significant milestone underscoring QeM's commitment to information security and operational excellence. ISO 27001 cybersecurity certification is one of the most widely recognized, rigorous, and internationally accepted information security standards. The scope of this certification encompasses QeM's security management of applications and systems for its quantum-based cybersecurity software and hardware solutions, including cryptographic solutions.

On July 3, 2024, QeM announced the development of an advanced hardware wallet technology tailored for the cryptocurrency industry. This solution offers a low footprint and competitive cost, incorporating its QRNG and intelligent key generation scheme selection technologies into new commercial applications. QeM's new hardware wallet technology aims to enhance the efficiency and cost-effectiveness of hierarchical deterministic (HD) wallets. Traditional HD wallets require separate hardware devices for generating parent (master) and child keys. However, the innovative approach developed by QeM reuses the same hardware components for both tasks, significantly reducing costs, circuit complexity, and footprint. This method of resetting and reusing hardware devices allows for efficient and repeated key generation. Additionally, the master private key can be regenerated by resetting the memory systems and using a new quantum random number, ensuring high robust security.

On March 28, 2024, QeM announced that the project "Quantum random number generation for highly secure cryptography applications" led by ETS that will receive a $1.2 million grant from the Alliance Quantum program, managed by NSERC. Led by ÉTS in partnership with QeM, the project under Professor Ghyslain Gagnon, with co-grantee Prof. K. Zhang and contributors like Prof. B. Reulet from Université de Sherbrooke, focuses on developing scalable QRNG technologies. These innovations aim to bolster secure communications, integrate into Internet of Things (IoT) devices, and enhance security in DeFi ecosystems. The collaboration seeks to address challenges in QRNG commercialization, focusing on reducing energy consumption while leveraging quantum tunneling encryption for top-tier security.

On March 18, 2024, QeM announced a strategic partnership with the Platform for Digital and Quantum Innovation (PINQ²), an NPO established by the Ministry of Economy, Innovation and Energy of Quebec and Université de Sherbrooke. This collaboration aims to enhance the resilience of QeM's security platform against advanced threats, including simulated quantum computer attacks using IBM's Qiskit platform. PINQ², the exclusive operator of Canada’s first 127-qubit IBM Quantum System One at IBM Bromont, will work with QeM to rigorously test and evaluate their Kyber algorithm and QRNG. This project will assess the security system's performance under simulated adversarial conditions, focusing on identifying strengths, weaknesses, and vulnerabilities, and ensuring alignment with strategic goals. The partnership leverages simulation tools like Qiskit to execute quantum attack simulations, thoroughly testing the security solution's robustness.

On February 21, 2024, QeM announced a breakthrough in developing its first QRNG on a chip, a significant advancement in quantum communication technology. This development compactly integrates QRNG into a single chip, potentially less than 1 cm², revolutionizing quantum-based security designs. This innovation allows the sale of design cores, enabling integrated circuits vendors like Texas Instruments, Intel, and IBM to embed QRNG functionality directly into their products, expanding the reach and impact of quantum security technologies.

Significant Research and Development Projects

CMOS

Objective: Miniaturize the current discrete QRNG system into a single CMOS chip, reducing PCB complexity and enabling integration with secure chips such as PUF and cryptographic processors.

Plan: Three milestones: 1) Amplifier design, completed and tested, identified as the most critical component, 2) ADC and DAC design, completed, fabricated, and tested, 3) Full chip integration combining all components into a single CMOS IC. Current focus is on stabilizing the amplifier and validating integrated system performance for commercial readiness.

Status of Plan: First two milestones achieved. Integration phase ongoing, with additional design iterations ongoing to improve stability and ensure commercial reliability.

Expenditures: In 2025, the Company spent $79,442 on this project and cumulative $129,869.

Next Stage: Full chip integration, fabrication, and system validation, expected within next 6–12 months.

Key Dependencies: As the Company has a strong balance sheet there are currently no material threats to the continuation of this project.

Blockchain:

Objective: Integrate and validate QRNG-generated entropy with commercial applications such as blockchain cold wallets, secure key generation, and federated learning. Aim to enhance security using true hardware randomness.

Plan: Define and prioritize use cases, develop APIs and integration interfaces, prototype implementations, validate security and performance. Key use cases include defense against backdoor attacks in federated learning, QRNG-based differential privacy for federated learning, decentralized randomness beacon, and MEV mitigation using VRF-seeded fair transaction ordering.

Status of Plan: Initial integration approach defined and architecture of theses use cases are under development.

Expenditures: In 2025, the Company spent $64,998 on this project and cumulative $106,256.

Next Stage: Develop proof of concept for selected use cases and validate integrations, expected within next 12 months.

Key Dependencies: As the Company has a strong balance sheet there are currently no material threats to the continuation of this project.

QeM’s System Development Kit (SDK)

Objective: To provide developers and system integrators with a powerful, flexible interface to access and utilize quantum-grade randomness within their applications. Designed to work seamlessly with QeM’s QRNG and EaaS platform, the SDK allows easy integration of true quantum entropy into cryptographic, IoT, fintech, and enterprise security systems.

Plan: The SDK intends to build an extensive library of functions, encompassing Symmetric and Asymmetric cryptography.  The milestones are to incorporate a wide variety of “helper primitives” encompassing “Hashing”, Packaging, Memory Management and much more. This library of functions is constantly being enhanced to broaden the Agility and Ease of Adoption of the SDK, thereby reducing the specialized knowledge necessary to apply it.

Status of Plan: The Company continued research and development into the SDK in 2025, by extending its application scope and specifically in the areas of self-test and self-health monitoring, since the company expects that these areas will become very important in 2026 and beyond.

Expenditures: In 2025, the Company spent $279,275 on this project and cumulative $602,549.

Next Stage: To continue to embed quantum entropy directly into software workflows, allowing the SDK to help bridge the gap between cutting-edge quantum physics and real-world cybersecurity needs.

Key Dependencies: As the Company has a strong balance sheet there are currently no material threats to the continuation of this project.

Project Name: Entropy-as-a-Service (EaaS) System

Objective: EAAS is a cybersecurity technology designed to provide organizations with access to true, quantum-generated-randomness and is delivered as a cloud-based or on-premises service, to provide scalability and compliance, offering API-based integration for developers and system architects.

Plan: To integrate EaaS into existing IT infrastructures, enabling secure key generation, encryption, authentication, and digital signing across diverse applications in to offload the complexity of entropy generation to a dedicated quantum source.

Status of Plan: In 2025, the Company focused on reliability aspects. This meant enhancing resiliency in the case of various failures including power supply or corruption of the data center servers.

Expenditures: In 2025, the Company spent $70,095 on this project (2024: $133,360.

Next Stage: In 2026 it is expected that the Company will also be creating extensions to its EAAS product palette, responding to needs stemming from more flexible authorization mechanisms as well as online monitoring.

Key Dependencies: As the Company has a strong balance sheet there are currently no material threats to the continuation of this project.

Patents

Status of patents

First Patent Family:

Method for generating random numbers and associated random number generator

The 1st generation technology is the revolutionary technology which is at the origin of Quantum eMotion. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Brazil, Canada, China, Germany, Spain, Finland, France, Great Britain, Italy, India, South Korea, the Netherlands, Russia, Sweden and Thailand. Quantum eMotion mandated a law firm to perform a very exhaustive novelty verification, including independent professional patent searches in three different jurisdictions, which provides an extraordinary level of confidence in the strength of these patents

Country	Status
United States	Two patents were granted in the United States, including a first one granted on August 7, 2018, and a second granted on October 8, 2019.
European Patent Office	EPO granted the patent on February 19, 2020. The European Patent has been validated in several countries: Germany, Spain, Finland, France, Great-Britain, Italy, Sweden and the Netherlands.
Australia, Brazil, Canada, China, India, Republic of Korea, Russia, Thailand	Patent granted

Second Patent Family:

Method and system for generating a random bit sample

The 2nd generation technology has a particular synergy with the 1st generation technology. Indeed, in practical applications, electronic elements such as amplifiers may impart classical noise into the quantum signal, which may make the signal not truly quantum, and thus not truly random. The 2nd generation technology provides means of extracting a purely random quantum signal as a quantum number source independently of the presence of classical noise. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Germany, Spain, Finland, France, Great Britain, Indonesia, Italy, Japan, the Netherlands, Russia, Canada, China, India,

South Korea and Sweden, and the patent application remains pending in Brazil and Thailand.
Country	Status
European Patent Office	EPO granted the patent on October 23, 2019. The European Patent has been validated in Germany, Spain, United Kingdom, Finland, France, Italy, Sweden and the Netherlands.
United States	Two patents were granted.
Brazil, Thailand	Patent pending
Australia, Russia, Indonesia, Canada, China, India, Japan, South Korea	Granted

Third Patent Family:

System and Method for Generating a Random Number, and circuit for communicating an analog random signal

3rd generation technology harnesses the commercial availability and low costs of consumer electronics, such as audio processing hardware in particular, in quantum number generation, further democratizing the availability of truly random numbers.

Country	Status
United States	Patent pending

Fourth Patent Family

Method of Operating A Blockchain Wallet

Cryptocurrency (e.g., blockchain) wallets make heavy use of large series of numbers referred to as keys. There are different schemes to generate keys, such as ND and HD, and each scheme has its advantages and disadvantages. When providing a blockchain wallet to an unknown user, it is not possible to adapt the key generation scheme to the user’s type of use, leading to mismatches between the types of key generation schemes and the users. Quantum eMotion’s 4th generation technology alleviates these inconveniences by providing a wallet which intelligently selects the key generation scheme, based on a comparison of cost values of the different key generation schemes. Moreover, by leveraging quantum eMotion’s QRNG technologies, a blockchain wallet combining the advantages of true random number generation with intelligent key generation scheme selection can now be made available to consumers, a product of an unparalleled level of functionality.

Quantum eMotion’s 4th generation technology is now patent pending worldwide. More specifically, the patent application was filed under the Patent Cooperation Treaty on March 28, 2024, bearing number PCT/CA2024/050391 and claiming March 30, 2023 as a priority date. The Patent Cooperation Treaty is an international treaty which provides a means of reserving international patent protection in more than 150 member states for a period of 30 months from the priority date. Accordingly, Quantum eMotion’s international pendency for the 4th generation technology will last until Sept. 30, 2025, at which point pendency will continue nationally in the countries and regions which will have been ultimately selected.

Country	Status
Patent Cooperation Treaty	Rights reserved in all PCT member states until September 2025

Fifth Patent Family

Hardware Wallet Apparatuses and Method of Generating Cryptographic Keys Using Same

Quantum eMotion Corp. is proud to announce that it has developed yet another technology associated to the cryptocurrency industry. More specifically, we have developed our own hardware wallet technology which has a low footprint and competitive cost, while allowing to leverage several of its other core technologies, such as the Quantum Random Number Generation (QRNG) and its intelligent key generation scheme selection technologies, in new commercial applications. A combination of a patent application and industrial secret for the hardware wallet technology will target international intellectual property protection.

Namely, Quantum eMotion’s 5th generation technology is now patent pending worldwide. More specifically, the patent application was filed under the Patent Cooperation Treaty. The Patent Cooperation Treaty is an international treaty which provides a means of reserving international patent protection in more than 150 member states until December 2026, at which point pendency will continue nationally in the countries and regions which will have been ultimately selected.

Country	Status
Patent Cooperation Treaty	Rights reserved in all PCT member states until December 2026

1.4COMPANY OVERVIEW AND STRATEGY

BUSINESS DEVELOPMENT ACTIVITIES

On March 6, 2026, QeM announced a security milestone for the Krown blockchain ecosystem as 45 billion KROWN tokens—valued at approximately $67.5 million—are now protected within vesting infrastructure supported by quantum-secure cryptographic technology.

On February 27, 2026, QeM announced that it has entered into an agreement to acquire key technology assets through the acquisition of 100% of the issued and outstanding shares of SKV Technology Inc. (“SKV”), a California-based cybersecurity company (the “Transaction”). The assets include the SecureKey™ platform developed and commercialized by Jet Lab Technologie s Inc. (“Jet Lab”) and held by SKV.

On February 24, 2026, QeM announced that it has started trading on the NYSE-American Exchange under the symbol “QNC”. The uplisting to the NYSE American marks a significant advancement in the Company’s strategy to expand its shareholder base and increase its U.S. capital markets exposure.

On January 22, 2026, QeM announced that it has filed a Form 40-F Registration Statement ("Form 40-F") with the United States Securities and Exchange Commission (the "SEC"), in connection with its application to list its common shares ("Shares") on the NYSE American Exchange (the "NYSE American").

On December 18, 2025, Greybox Solutions Inc. announced the official launch of its first reimbursed chronic care and remote patient monitoring (RPM/CCM) services for senior living in the United States, in partnership with QeM and Vigilant Care Monitoring LLC. The initiative includes the opening of Greybox’s U.S. operations and offices via the collaboration with QeM in Irvine, California, positioning the company at the center of one of the most dynamic senior care, medical device and digital health ecosystems in North America.

On November 3, 2025, QeM and its Partner, Krown Technologies, announced the global launch of Qastle, the world’s first quantum-secured hot wallet to leverage Quantum Entropy-as-a-Service and Post-Quantum Cryptography to safeguard digital assets against emerging cyber and quantum-based threats. Qastle is now live and available to users worldwide.

On October 29, 2025, QeM announced that it’s partner, Energy Plug Technologies Inc. has secured a pre-order for 20 units of its next-generation 261-kilowatt-hour (kWh) Battery Energy Storage System (ESS). This new system is being co-developed by QeM, SEETEL New Energy and Malahat Battery Technologies. Energy Plug’s 261 kWh ESS is engineered to operate seamlessly alongside diesel generators, creating a hybrid configuration that delivers superior efficiency, reliability, and environmental performance for industries requiring dependable off-grid power.

On October 8, 2025, QeM and its partner Krown Technologies announced the global release of Qastle, the world's first quantum-secured hot wallet designed for everyday use. Following extensive development and successful final testing, Qastle will officially launch on November 1st, 2025.

On September 9, 2025, QeM announced an investment in Krown Technologies, LLC of US $400,000 through a convertible debenture. QeM has the right to convert the debenture into equity which would represent a significant stake in Krown. The rationale is to strengthen the strategic collaboration between the Parties, particularly regarding the booming blockchain and crypto markets.

On July 28, 2025, QeM announced it had entered into a strategic partnership with Kold King’s Group Inc. to promote, integrate, and commercialize QeM’s cutting-edge Sentry-Q™ quantum cybersecurity platform across critical infrastructure and security-conscious sectors throughout the Philippines.

On June 30, 2025, QeM announced the conversion of $350,000 in an intangible asset into equity and an additional investment of $350,000 in Greybox Solutions Inc., strengthening its position as the second-largest shareholder in that company. This strategic investment, made at an attractive valuation, reflects QeM’s strong confidence in Greybox’s rapid growth trajectory and unique position in the fast-evolving Remote Care Management and Digital Therapeutics (DTx) sector. Greybox’s recent launch of the secure TakeCareTM platform across Quebec leading rehabilitation centers has led to strategic commercial wins, positioning the company as a rising leader in digital health with a scalable, value-based model across Canada and beyond.

On June 18, 2025, QeM announced that its partner Greybox Solutions has begun to deploy its secure digital health platform, TakeCareTM, across leading rehabilitation centers in Quebec.

On June 2, 2025, QeM announced that it has closed a brokered private placement for proceeds of $12,000,000 upon the issuance of 8,000,000 units. See section 1.10 Cash Flows below, for more details on this transaction.

On April 8, 2025, QeM announced the official launch of its U.S. subsidiary, Quantum eMotion America (QeMA), headquartered in Irvine, California. This strategic expansion marks a significant milestone in QeM’s international growth, designed to accelerate sales, forge new partnerships, and drive business development across the U.S. cybersecurity sector. California was selected for QeM’s first American office due to its vibrant technology ecosystem, access to top-tier talent, strategic global connectivity, and strong support for innovative enterprises. Irvine, in particular, offers proximity to major defense, enterprise, and academic hubs, positioning QeMA for sustained growth and market leadership.

On February 24, 2025, QeM announced that it has closed a brokered private placement for proceeds of $10,000,000 upon the issuance of 13,333,333 units. See section 1.10 Cash Flows below, for more details on this transaction.

On February 20, 2025, Krown Technologies, Ltd. officially unveiled Excalibur, the world’s first quantum-secured crypto cold wallet, powered by QeM’s cutting-edge QRNG technology. This next-generation hardware wallet redefines digital asset security by integrating true quantum randomness that would make it the most secure crypto wallet ever developed. After months of collaboration and meticulous development planning, Excalibur is designed to safeguard digital assets against even the most advanced cyber threats, including those posed by quantum computing. With its sleek, compact form—no larger than a thumb drive, Excalibur delivers unbreakable cryptographic security to crypto holders worldwide. As part of this partnership, Krown Technologies has secured a five-year, non-exclusive global license to integrate QeM’s proprietary QRNG technology into blockchain applications. Both companies will collaborate on the commercialization of Excalibur, operating under a revenue-sharing business model that aligns their mutual commitment to advancing secure digital asset storage.

On February 19, 2025, QeM announced a non-exclusive licensing agreement with Quantolio, a leading provider of AI-driven financial solutions. This strategic partnership grants Quantolio access to QeM’s proprietary Entropy-as-a-Service (EaaS) technology, enabling advancements in financial applications and quantum artificial intelligence (Quantum AI). Under the terms of the agreement, Quantolio will integrate QeM’s quantum-based technology into its AI-powered financial platforms. QeM’s EaaS technology provides robust, high-entropy quantum randomness, ensuring enhanced security and performance in sensitive financial computations and AI-driven decision-making processes. For instance, EaaS can synergize AI-powered financial forecasting platforms by guaranteeing truly unpredictable stochastic processes. QRNG technology enhances Monte Carlo simulations, optimizes risk management models, and improves market prediction capabilities. Quantolio receives a non-exclusive, worldwide license to leverage QeM’s proprietary EaaS technology within finance, FinTech, and Quantum AI applications. In exchange, Once the Quantum-powered financial platforms are commercially available, Quantolio will pay QeM an annual licensing fee of $1.0 million, with additional revenue-sharing terms

On December 23, 2024, QeM announced a major milestone in the commercialization of its cloud-based Sentry-Q platform, designed to address critical, unmet cybersecurity challenges in modern telemedicine and digital healthcare. QeM’s partner, GreyBox Solutions entered a strategic commercial alliance with Becton Dickinson (BD), a global powerhouse in the medical device and diagnostics industry with over $20 billion in annual sales. This partnership centers on advancing remote patient monitoring to improve the quality of life for patients with chronic diseases while empowering clinicians to monitor multiple patients efficiently. The initiative will launch in Canada, expand to the USA, and potentially scale to global markets.

On December 16, 2024, QeM and Krown Technologies Ltd, a leading innovator in Blockchain, FinTech, and Artificial Intelligence infrastructure, a leader in classical and quantum cybersecurity solutions, announced a strategic alliance. This partnership, formalized through a Memorandum of Understanding (MOU), represents a significant milestone in advancing security, functionality, and efficiency within the blockchain ecosystem.

On April 8, 2024, CSR5 GLOBAL Inc. and QeM announced a landmark partnership aimed at redefining the landscape of cybersecurity. This strategic alliance positions QeM as the exclusive provider of cutting-edge, post-quantum cryptography and cloud-based security solutions to CSR5, marking a significant leap forward in our shared commitment to reducing risk through enhanced response, resilience, and recovery capabilities. Through this partnership, QeM's state-of-the-art technology will become a cornerstone of CSR5's comprehensive security solutions, designed to tackle the challenges of today's digital age head-on.

On January 10, 2024, QeM launched Quantum eHealth Inc., a subsidiary focused on healthcare applications for its advanced cybersecurity technology. By spinning off its Digital Healthcare Cybersecurity Activities into this new entity, QeM aims to capitalize on the growing digital healthcare security market. Quantum eHealth Inc. will hold an exclusive license to use QeM's intellectual property in the healthcare sector. Meanwhile, QeM will continue developing and marketing various iterations of its QRNG across other sectors, including financial services, blockchain, military, information technology and others.

1.5SELECTED PERIODIC INFORMATION

	Periods ended December 31
	2025	2024	2023
	$	$	$
Net revenues	11,171	—	—
Net loss and comprehensive loss	(10,901,322)	(2,968,738)	(2,386,775)
Basic and diluted loss per share	(0.053)	(0.020)	(0.018)

	Balance on
	December 31, 2025	December 31, 2024
	$	$
Cash and marketable securities	39,190,779	1,359,406
Total assets	42,238,572	1,857,449
Total liabilities	647,856	519,606
Equity	41,590,716	1,337,843

1.6Licenses and Property, Plant and Equipment

The carrying amount of non-current assets on December 31, 2025, is:

	PP&E	Licenses	Total
		$	$
Cost
December 31, 2024	—	446,112	446,112
Additions	31,928	—	31,928
December 31, 2025	31,928	446,112	478,039
Accumulated amortization, impairment and loss on derecognition
December 31, 2024	—	116,722	116,722
Amortization	2,951	22,306	25,257
December 31, 2025	2,951	139,028	141,979
Netbook value
December 31, 2024	—	329,389	329,389
December 31, 2025	28,977	307,084	336,061

In relation to the license, the Company will pay a royalty of 5% calculated on the net sales price of products sold by the Company until the expiry of the last patent, which is expected to be in May 2035.

1.7SELECTED FINANCIAL INFORMATION AND OPERATING RESULTS

	Periods ended December 31
	2025	2024	Variance Inc/(dec)
	$	$	$
Revenues
Greybox	9,979	—	9,979
Krown	1,172	—	1,172
Total Revenues	11,171	—	11,171
Expenses
- Product development - compensation	173,026	140,599	32,427
- Product development - third parties	799,914	526,284	273,631
- Intellectual property	133,547	77,117	56,430
- Regulatory & compliance	294,988	144,000	150,988
- Other	25,307	—	25,307
Total Research and Development	1,426,782	888,000	538,782
- Compensation	1,150,158	739,005	411,153
- Professional fees (legal; audit; BOD fees)	570,598	340,961	229,637
- Administration (IT; Lease; travel)	348,209	270,785	77,424
- Capital market related costs (TSXV; filing fees)	170,504	114,985	55,520
Total General and Administrative	2,239,469	1,465,736	773,733
- Compensation	89,152	—	89,152
- Market development / consulting	463,649	183,341	280,308
- Conferences & promotion	283,781	—	283,781
Total Marketing and Selling	836,582	183,341	653,241
Share-based payments	6,833,609	399,843	6,433,766
Amortization	49,358	22,307	27,051
Net financial expense (income)	(473,307)	9,511	(482,818)
Total Expenses	10,912,493	2,968,738	7,943,755
Net loss and comprehensive loss for the year	10,901,322	2,968,738	7,932,584
Basic and diluted loss per share	0.053	0.020	0.038
Weighted average number of common shares outstanding	207,548,718	148,428,317	38,271,129

	Periods ended December 31
Number of Employees at Year End	2025	2024	Variance Inc/(dec)
Research and development	5	2	3
General and administrative	7	3	4
Marketing and selling	1	—	1
Total	13	5	8

●	Revenues – the Company achieved its first revenues in late 2025, emanating from its agreements with Greybox and Krown Technologies. Royalties with Greybox are 10% of their sales of $99,790; while royalties with Krown in the first year of the agreement are 5% of $23,420. Royalties with Krown will increase to 10% as of the second year of sales starting in November 2026.
●	R&D - increase of $538,702: relates to additional headcount and ramped up spending on projects in product development; increased compensation and startup of FIPS in regulatory; and an increase in patent costs, as stated in the use of funds.
●	G&A - increase of $773,733: increase relates to additional headcount in the subsidiary to develop the US market; higher professional fees; higher travel/conference costs; and increased listing fees.
●	Marketing - increase of $653,241: relates to additional headcount; increased efforts to market development with higher conference/travel costs; and higher promotional spending.
●	Financial Expense: the gain of $482,818 relates to investing excess cash in safe, interest-bearing investments
●	Share-based payments: the increase of $6.4 million in this non-cash expense relates to the high number of options granted and that approximately 40% of the options vested immediately, bringing most of the related expense into the first year of the award.
●	Note R&D for 2024 was restated to conform to 2025 reporting with the offset in G&A. The total transfer was $178,621 and related to patents and wages.

1.8SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the twelve most recently completed quarters.

	Net loss and comprehensive	Basic and diluted loss per
Three-month period ended	loss for the period	share
	$	$
December 31, 2025	(4,345,054)	(0.021)
September 30, 2025	(1,687,499)	(0.008)
June 30, 2025	(1,517,433)	(0.008)
March 31, 2025	(3,351,336)	(0.020)
December 31, 2024	(1,151,251)	(0.008)
September 30, 2024	(597,403)	(0.004)
June 30, 2024	(727,891)	(0.005)
March 31, 2024	(492,193)	(0.004)
December 31, 2023	(792,952)	(0.006)
September 30, 2023	(556,376)	(0.004)
June 30, 2023	(532,956)	(0.004)
March 31, 2023	(504,492)	(0.004)

1.9	LIQUIDITY

On December 31, 2025, the Company had net working capital (current assets in excess of current liabilities) of $37,116,981 compared to net working capital of $1,054,806 on December 31, 2024.

1.10	CASH FLOWS

	Periods ended December 31
	2025	2024	Variance Inc/(dec)
	$	$	$
Net cash from:
Operating activities	(4,072,342)	(2,112,508)	(1,959,834)
Investing activities	(41,342,267)	668,488	(42,010,755)
Financing activities	44,301,856	2,487,800	41,814,056
Increase (decrease) in cash	(1,112,743)	1,043,780	—
Cash, beginning of period	1,359,406	315,626	—
Cash, end of period	246,653	1,359,406	—

Cash used in operations to December 31, 2025, increased by $2.0 million versus the same period in the prior year reflecting the increasing investment in staff and promotional activity to transition the Company to commercialization; establish a presence in the US market; as well increasing the investment in product development to develop additional intellectual property.

The use of cash in investing activities relates to investing excess cash of $38.9 million in safe, interest-bearing instruments with two chartered Canadian banks ($37.6M) and a large US bank ($1.3M); and making equity investments of $2.4 million with three partners to enhance revenue generating opportunities.

The inflow of cash in financing activities relates to the two financings in 2025 summarized below which generated cash inflows of $20.3 million (2024: $2.3 M); and the exercise of warrants and stock options which generated cash inflows of $24.0 million (2024: $1.4M)

Summary of financings in 2025:

On June 2, 2025, the Company completed a brokered LIFE financing, issuing a total of 8,000,000 units at a price of $1.50 per unit for gross proceeds of $12,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.82 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs, which include a broker fee of 6.0% as well as legal and listing costs, of $857,178 were recorded in the second quarter of 2025. In addition, the Company issued 320,000 warrants representing 4% of the units issued to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.66 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

The net proceeds were intended to further accelerate R&D through hiring more staff and further expand our current R&D programs; significantly increase our promotional budgets to establish the QeM brand in the US and elsewhere which is expected to accelerate the transition to commercialization; to be opportunistic in our search for collaboration partners and/or seek out M&A opportunities; and for general working capital purposes.

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs, which include a broker fee of 6.5% as well as legal and listing costs, of $811,413 were recorded in the first quarter of 2025. In addition, the Company issued 666,666 warrants representing 5% of the issued units to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.88 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Summary of financings in 2024:

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.20 for a period of 24 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on March 16, 2025. Unit issuance costs of $100 were recorded and paid in the fourth quarter of 2024.

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 15,000,000 units at a price of $0.05 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on July 22, 2024. Unit issuance costs of $1,000 were recorded and paid in the first quarter of 2024

Financing	Projected expenditures of proceeds	Actual expenditures of proceeds; variances and the impact of the variances, if any, on the Company’s ability to achieve its business objectives and milestones
November 15, 2024: Private placement of units for gross proceeds of $750,000	The net proceeds were intended to provide working capital to further continue its R&D development.	No variance. All net proceeds have been used as intended.
March 20, 2024: Private placement of units for gross proceeds of $750,000	The net proceeds were intended to provide working capital to further continue its R&D development.	No variance. All net proceeds have been used as intended.
February 24, 2025: Private placement of units for gross proceeds of $10,000,000

The net proceeds were intended to be used to accelerate the pace of R&D efforts; hire staff for commercialization initiatives; be opportunistic in securing value-adding collaboration agreements; and for general working capital needs.

No variance. The Company increased its spending by $2.0 million in 2025 versus 2024 as it ramped up its spending in all areas of the business thereby carrying out its intended use of funds.

Financing	Projected expenditures of proceeds	Actual expenditures of proceeds; variances and the impact of the variances, if any, on the Company’s ability to achieve its business objectives and milestones
June 2, 2025: Private placement of units for gross proceeds of $12,000,000

The net proceeds were intended to further accelerate R&D through hiring more staff and further expand our current R&D programs; significantly increase our promotional budgets to establish the QeM brand in the U.S. and elsewhere which is expected to accelerate the transition to commercialization; to be opportunistic in our search for collaboration partners and/or seek out M&A opportunities; and for general working capital purposes.

No variance. The Company is planning to increase its spending by approximately $5.0 to $7.0 million in 2026 versus 2025 as it continues to invest in R&D and commercialization. It will also be able to be opportunistic in the event value-added collaborations or M&A opportunities arise.

1.11STOCK OPTIONS

	December 31, 2025		December 31, 2024
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
		$		$
Balance outstanding, beginning of period	10,452,237	0.14	9,139,737	0.13
Granted	10,245,000	1.57	1,850,000	0.20
Exercised	(2,162,500)	0.25	(250,000)	0.09
Expired / cancelled / Forfeited	(1,350,000)	0.23	(250,000)	0.12
Balance outstanding, end of year	17,184,737	0.97	10,452,237	0.14
Balance exercisable, end of period	11,017,237	0.45	8,791,612	0.14

The weighted average remaining contractual life for options outstanding on December 31, 2025, is 7.3 (December 31, 2024 – 4.64) years.

Share-based compensation recognized under this plan amounted to $6,833,609 for the period ended December 31, 2025 (December 31, 2024 - $399,843). Options are awarded to officers, employees, consultants and occasionally to third parties and are recorded to general and administrative expenses.

1.12	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

1.13	FINANCIAL INSTRUMENTS

All financial instruments are recognized when the Company becomes a party to the contractual provisions of the financial instrument and are initially measured at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value. Financial assets are derecognized when the contractual right to the cash flows from the financial assets expires, or when the financial asset and all substantial risks and rewards are transferred. Refer to Note 14 of the annual consolidated financial statements for the year ended December 31, 2025, for additional information on the Company’s financial instruments.

1.14	FINANCIAL RISK MANAGEMENT

In the normal course of operations, the Company is exposed to various financial risks. Refer to Note 14 of the annual consolidated financial statements for the year ending December 31, 2025, for additional information on the Company’s main financial risks.

1.15	MANAGEMENT OF CAPITAL

The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, reserves and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In 2025, the Company raised funds with two financings to strengthen its ability to transition the company to commercialization. As a result of these two financings and coupled with the significant proceeds received from the exercise of warrants associated with these financings, and to a lesser extent the exercise of options in 2025, the Company modified its approach to managing its capital. The Company invested its excess cash in both marketable securities including guaranteed income certificates (GIC) from a major Canadian bank as well as equity investments with three partner-companies.

The Company is not subject to externally imposed capital requirements other than the terms of its GICs.

1.16	RELATED PARTY TRANSACTIONS

The Company’s related parties include companies owned by key management. The Company paid Management fees to key management through their management companies as follows

●	Management fees of $72,000 to LVR Capital, a company owned by the Chief Financial Officer. As at December 31, 2025, $6,898 (2024 – $5,750) was due to that company.
●	Salary and bonus of $420,000 to Francis Bellido, the Chief Executive Officer. As at December 31, 2025, $120,000 was due to Francis Bellido (2024 – $161,306 was due to Aurakle Research Capital, a company controlled by Francis Bellido).

●	Management fees of $30,000 plus other fees of $164,493 to Baystream Corporation, a company owned by a Director. As at December 31, 2025, $ 12,640 (2024 – $17,680) was due to that company.
●	Management fees of $30,000 plus consulting fees of $41,697 to Red River Solutions a company owned by a Director. As at December 31, 2025, $14,175 (2024 – $7,875) was due to that company.
●	Management fees of $30,000 to SLT Solutions, a company owned by a Director. As at December 31, 2025, $7,500 (2024 – $7,500) was due to that company.
●	Management fees of $41,697 (USD 30,000) plus compensation of $149,228 (USD 108,000) to CyberDef LLC, a company owned by a Director. As at December 31, 2025, $30,605 (USD 22,353 (2024 $10,790 (USD 7,500) was due to that company.
●	Research and development costs of $684,397), (2024: $434,609) to Fileglobal, a company owned by a Director. As at December 31, 2025, $35,353 (2024, $25,775) was due to that company

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the period ending December 31, 2025, for key management (including the amounts above) are as follows:

	December 31, 2025	December 31, 2024
	$	$
Research and development	684,397	434,609
Share based costs	3,394,749	367,855
General & administration
Management salaries and fees	772,924	624,569
Other fees	214,243	154,936
	5,066,313	1,581,969

1.17	CRITICAL ACCOUNTING ESTIMATE AND JUDGEMENTS

The critical accounting estimates and judgements are described in Note 3 of the annual consolidated financial statements for the year ended December 31, 2025.

1.18	CHANGES IN MATERIAL ACCOUNTING POLICIES

The accounting policies used are those described in the Company’s annual consolidated financial statements in Note 3 for the year ended December 31, 2025.

1.19	OTHER

Disclosure of Outstanding Securities as of December 31, 2025.

Outstanding common shares: 218,588,670

Outstanding options: 17,184,737

Outstanding share purchase warrants: 7,980,000

(s)Francis Bellido, Chief Executive Officer

(s)Marc Rousseau, Chief Financial Officer

Montreal (Quebec), March 31, 2026